Hang Feng Technology Innovation Co., Ltd.

September 9, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Dietrich King Rucha Pandit Valeria Franks Joel Parker

Re:	Hang Feng Technology Innovation Co., Ltd.
Registration Statement on Form F-1, as amended
Initially Filed on May 15, 2025
File No. 333-287284

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Hang Feng Technology Innovation Co., Ltd. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on September 11, 2025, or as soon thereafter as practicable.

Very truly yours,

Hang Feng Technology Innovation Co., Ltd.

By:	/s/ XU Zhiheng
	Name:	XU Zhiheng
	Title:	Chief Executive Officer